Exhibit 99.1

Cameco Corporation

2023 Modern Slavery Report

For financial year ended December 31, 2023.

Introduction

Overview

This Modern Slavery Report is Cameco Corporation’s annual report which has been produced in accordance with the Fighting Against Forced Labour and Child Labour in Supply Chains Act (the Act). It pertains to the financial year ended December 31, 2023, and is a joint report of Cameco Corporation and its wholly owned Canadian subsidiary, Cameco Fuel Manufacturing Inc. (CFM).

Cameco Corporation is a nuclear energy company with a 35-year proven track record of providing secure and reliable nuclear fuel supplies to a global customer base to generate safe, secure, and affordable baseload carbon-free energy. Cameco Corporation is a publicly traded company listed on the Toronto Stock Exchange (TSX: CCO) and the New York Stock Exchange (NYSE: CCJ) with its head office located in Saskatoon, Saskatchewan.

CFM is a wholly owned subsidiary of Cameco Corporation and operates in Port Hope and Cobourg, Ontario. CFM is licensed and regulated by the Canadian Nuclear Safety Commission (CNSC). CFM operates as a nuclear fuel manufacturer serving Canada’s reactor fleet. It is the largest Canadian-based supplier of in-core reactor components for CANDU reactors around the world. For the purposes of this report, unless the circumstances require otherwise, Cameco Corporation and CFM will be collectively referred to as “Cameco”.

Our Commitment

At Cameco, we are guided by four values that establish a framework for everything we do:

•	Safety and Environment

•	People

•	Integrity

•	Excellence

As the foundation of our culture, these values, and their aligning value statements,1 define who we are as a company and are at the core of everything we do. We are committed to acting ethically and with integrity, and we respect human rights wherever we operate and prohibit human trafficking, slavery, and child labour within our operations and supply chains.

We are committed to respecting and observing the protection of human rights and share the values reflected in international proclamations about human rights, such as the Universal Declaration of Human Rights. We strive to provide a safe and healthy working environment that is free from harassment and discrimination. Our commitment to human rights is formalized in our Code of Conduct and Ethics and our People Policy. We also have a Supplier Code of Conduct and Ethics that sets standards for those who provide goods and/or services to Cameco and states our expectation that they comply with all human rights, labour and employment laws in the countries where they operate.

Operations and Supply Chains

Our Operations and Locations

At Cameco, our operations in the nuclear fuel cycle range from exploration and uranium mining to the manufacturing of nuclear fuel, which includes uranium production, refining, UO2 and UF6 conversion services and CANDU fuel manufacturing for heavy water reactors. To meet the growing demand for nuclear fuel suppliers and services that are reliable and secure, we further enhanced our ability to meet

[1]	Cameco – Our Values: https://www.cameco.com/about/sustainability/our-values our customers’ growing demand for reliable and secure nuclear fuel supplies, services, and technologies by acquiring a 49% interest in Westinghouse Electric Company (Westinghouse). Westinghouse’s assets are expected to augment the core of our business, providing fuel fabrication for light water reactors; reactor maintenance and other services; the design, engineering and support for the development of new reactors; and nuclear sustainability services. We have also made an investment in a third-generation enrichment technology, that if successful, we expect will allow us to participate in the entire nuclear fuel value chain. As of December 31, 2023, Cameco, and its subsidiaries, employed 2,638 employees. Of these employees, approximately 29% are represented by a labour union or are covered by collective bargaining agreements.

Cameco controls and has mining and processing facilities in Canada and the United States. They include Cameco’s tier-one mining operations located in northern Saskatchewan, all of which were in operation during 2023. Our tier-two mining operations are located in northern Saskatchewan, Wyoming, and Nebraska, all of which are currently in care and maintenance. Cameco’s fuel services operations, being the refining, conversion, and manufacturing of fuel bundles, are located in Ontario, Canada.

Cameco has an active exploration program in Canada, the United States, and Australia. In 2023, exploration activities were focused primarily within Canada. Cameco’s advanced projects are located in Canada and Australia.

Cameco also has other nuclear fuel cycle investments, which include a 40% ownership interest in JV Inkai LLP (JV Inkai), a Kazakhstan-based partnership for an in-situ mining operation, and a 49% ownership interest in Global Laser Enrichment, a United States-based entity testing third-generation enrichment technology. The supply chains of these entities are not included as part of Cameco’s supply chain described in this report as they are not controlled by Cameco.

Our most recent ESG Report, Annual Information Form, and Annual Report are available on our website (www.cameco.com) and provide more detailed information on our mining operations, manufacturing and conversion facilities, exploration and development projects, investments and locations.

Our Supply Chain

The Cameco supply chain management department is responsible for the sourcing and delivery of inputs (goods and services) required for operation of all Cameco divisions and sites in Canada. The Cameco marketing department is responsible for the contracting of uranium and oversees the purchasing of uranium when it is beneficial to do so and supports our strategic priorities.

In 2023, Cameco’s supply chain management department sourced materials from approximately 2,175 suppliers globally, for a total annual spend of approximately $844 million for our Canadian operations. Further, in 2023 our marketing department sourced uranium from 15 suppliers and purchased a total volume of 11.3 million pounds.

As our operations span the nuclear fuel cycle, our supply chain management department sources a wide variety of goods and materials. This includes items like industrial equipment and machinery, personal protective equipment, and other items required to support conventional mining operations; chemicals, reagents, and packaging materials for the refining and conversion of mined material and fuel manufacturing; and furniture, equipment, and consumables to support both our camps and office-based operations.

We are committed to using local suppliers to the extent practical wherever we operate. It is a commitment codified in our Procurement of Goods and Services Policy and exemplified by our spending in northern Saskatchewan. In 2023, approximately 85% of Cameco’s supply chain managed spend2, which includes

[2]	Cameco’s supply chain managed spend does not include amounts spent on company procurement cards.

goods and services, for Canadian operations was to suppliers located in Canada. Further, over 98% of that supply chain managed spend was to suppliers located in Canada or the United States. Of the less than 2% of supply chain managed spend remaining, the vast majority was to suppliers based in Europe.

Assessment of Modern Slavery Risks

Operations

Cameco recognizes that the risk of modern slavery being used in operations varies by industry and jurisdiction and that those risks are elevated in the manufacturing and mining sector. The jurisdictions in which Cameco controls producing operations, has operations in care and maintenance, conducts exploration work, and has advanced projects (being Canada, the United States, and Australia), are all jurisdictions with relatively lower risks of modern slavery.3

As a result, Cameco regards the risk that forced labour or child labour exists within our controlled operations as low due to the geographical location of these operations and the well-established labour laws in those jurisdictions. Cameco believes that these risks are further mitigated by the policies and processes that Cameco has adopted, which are discussed in more detail below.

Supply Chain

Supply Chain Management

A significant majority (approximately 85% based on expenditure) of the direct suppliers, which includes goods and services, to our Canadian operations in 2023 were based in Canada and Cameco therefore considers the risk of forced labour or child labour among this supplier group to be low due to their geographic location. Of the remaining suppliers, approximately 13% were based in the United States and the majority of remaining suppliers were located in Europe, with a small number of suppliers in other countries. Cameco does not knowingly directly purchase any goods or materials from the countries identified on the U.S. Department of Labor’s List of Goods Produced by Child Labor or Forced Labor4 or from the ten countries identified by Walk Free, an international human rights group with a focus on modern slavery, in its Global Slavery Index (Global Slavery Index)5 as having the highest prevalence of modern slavery in 2023.

Our purchasing processes, outlined in more detail below, generally focus on our direct suppliers. As a result, although we take certain steps (as discussed in more detail below) to mitigate the risk of forced and child labour in our supply chain, Cameco may not currently have full line of sight into the risk beyond our direct suppliers and so, our risk assessment in this regard remains ongoing.

Marketing

Uranium is not listed as a product where there is a risk of modern slavery on the Global Slavery Index6. The countries of origin of the uranium Cameco purchased in 2023 were Australia, Canada, Kazakhstan, Namibia, Niger, and Uzbekistan. The majority of uranium purchased came from Cameco’s partnership in JV Inkai, a uranium producer in Kazakhstan.

[3]	Walk Free – The Global Slavery Index 2023 available online at https://cdn.walkfree.org/content/uploads/2023/05/17114737/Global-Slavery-Index-2023.pdf
[4]	U.S. Department of Labor – List of Goods Produced by Child Labor or Forced Labor, available online at https://www.dol.gov/agencies/ilab/reports/child-labor/list-of-goods
[5]	Walk Free – The Global Slavery Index 2023
[6]	Walk Free – The Global Slavery Index 2023

Governance Framework

Supplier Selection Process

Cameco engages with a high volume of suppliers for the purchase of goods and materials for our Canadian operations. We utilize a variety of methods for locating potential vendors, including industry specific supply chain forums, trade shows, a contractor and supplier management software database, requests for proposals, industry connections, and a ‘contact us’ page on our website.

Potential vendors complete a pre-qualification process that involves the collection and verification of basic company information, and receipt and acknowledgement of their commitment to and compliance with Cameco’s Supplier Code of Conduct and Ethics. When making larger purchases, an in-depth vendor review is undertaken, and may include a site visit by Cameco personnel to the vendor’s manufacturing location.

All active suppliers are asked to confirm their business information and their commitment to and compliance with our most recent Supplier Code of Conduct and Ethics every year.

Other Policies and Procedures

Cameco has established and maintains a number of policies and procedures relating to the procurement of goods and services that are intended to help manage risk and comply with applicable laws and regulatory requirements in the jurisdictions in which we operate. We adhere to all employment and labour laws in the countries where we operate and we support and respect international human rights conventions, such as the United Nations Universal Declaration on Human Rights. Cameco is committed to providing a work environment where everyone feels safe and respected and is free from all forms of harassment, violence or discrimination, such as where an individual might feel demeaned, humiliated or threatened. Cameco is committed to creating and maintaining a welcoming, equitable and inclusive work environment, where the dignity and self-respect of every person is valued, and we expect the same of our suppliers and their employees.

Cameco has a number of policies and procedures that address Cameco’s own internal expectations regarding the conduct of our directors, officers and employees and how we treat one another, and others have clear expectations for our suppliers and/or helping to support the management of risk in our business more generally.

Code of Conduct and Ethics

Our Code of Conduct and Ethics guides how we uphold our value of integrity. The Code applies to all employees, executives and members of Cameco’s board and subsidiary boards and sets out our principles and guidelines for ethical behaviors at Cameco and with our shareholders, communities, and stakeholder groups.

People Policy

Along with our Code of Conduct and Ethics, Cameco has formalized our commitment to human rights in our People Policy. This policy recognizes that people are Cameco’s most valuable resource and aims to develop and support a flexible, skilled, stable and diverse workforce. In doing so, it provides principles that guide us in developing and applying our human resources programs, standards, procedures and practices. Some of these principles are:

•	Supporting and respecting the protection of human rights and share the values reflected in international proclamations about human rights, such as the Universal Declaration of Human Rights.

•	Providing a safe and healthy working environment that is free from harassment and discrimination.

•	Acting to eliminate racism wherever it exists.

•	Promoting an inclusive and diverse workplace and respect cultural traditions in communities where we operate.

•	Respecting the right to freedom of association.

Supplier Code of Conduct and Ethics

Cameco believes that a sustainable and ethical supply chain starts with choosing suppliers that will uphold our standards. Our Supplier Code of Conduct and Ethics outlines expectations for those who provide goods and/or services to Cameco, including their representatives and employees. The Supplier Code of Conduct and Ethics requires our suppliers to adhere to all human rights, labour, and employment laws in the countries where they operate. Suppliers and their employees are expected to treat everyone with respect and dignity, not tolerate harassment, and take appropriate action if complaints occur.

Procurement of Goods and Services Policy

Under our Procurement of Goods and Services Policy, procurement activities are to be done in a manner that will help ensure adherence to a high ethical and professional standard and codifies our commitment to using local suppliers.

Risk Management Program

Our Risk Management Program provides a framework for risk-based management of the organization and aims to identify and effectively manage new and emerging risks for the organization in both an internal and external context. Each department, including supply chain management and marketing, are required to conduct a review of the risks within their business unit and evaluate the effectiveness of mitigating controls and their action plans. They are also required to identify and assess new or emerging risks for their areas of responsibility.

SCM Risk Management Procedure

The supply chain management (SCM) Risk Management Procedure outlines the management and methodology supply chain management uses to assess functional risks and supplements the corporate Risk Management Program. Under this procedure, supply chain management utilizes a screening risk assessment for risk analysis and evaluation. This procedure is intended to capture risks that do not meet the requirements to be classified as an enterprise risk.

Training

All new employees of Cameco are required to complete a mandatory course on our Code of Conduct and Ethics and although this training does not discuss forced labour or child labour, it does reaffirm Cameco’s commitment to supporting and respecting human rights and creating a work environment that is free from violence or discrimination. Targeted employees, including those in supply chain management, are required to receive training every year. This training reaffirms Cameco’s commitment under our Code of Conduct and Ethics to respecting human rights laws where we operate and providing our employees with a respectful workplace. A recent training was completed by all employees in October 2023.

Steps Taken in 2023

Cameco continues to take steps to further its commitment to respecting and observing the protection of human rights, including preventing and reducing the risk that forced or child labour is used in our operations or supply chains. In 2023, we started discussions related to next steps around human rights and modern slavery risk assessments.

Cameco also conducted its annual risk assessment under the Risk Management Program. This is an organization-wide risk review and includes an evaluation of the effectiveness of our program at identifying, mitigating, and responding to new or emerging risks. A part of this evaluation includes assessing the risk around respectful workplace and protected grounds in the Canadian Human Rights Act.

Our supply chain management department, in addition to participating in our Risk Management Program, conducted its annual review of risks specific to supply chain under our SCM Risk Management Procedure. This procedure is supplementary to our Risk Management Program and is intended to capture supply chain specific risks that may fall outside of the program.

In 2023, our supply chain management department undertook a review of various software programs, some of which included multi-tier due diligence capabilities regarding the suppliers of the components and raw materials. The review and consideration of supply chain related software is ongoing.

During the year we commenced a review of our Supplier Code of Conduct and Ethics and identified the opportunity to more precisely outline our expectation that our suppliers must not benefit from or participate in any form of forced labour or child labour. This review is continuing in 2024.

As previously mentioned in this report, all Cameco employees completed mandatory annual training called “Ethics & U” which provided them with a review on Cameco’s Code of Conduct and Ethics. Throughout the year, we also kept the nominating, corporate governance and risk committee of the board of directors apprised of the advancements in the Fighting Against Forced Labour and Child Labour in Supply Chains Act and our reporting obligations.

Mitigation, Remediation, and Measuring Effectiveness

Mitigation

Cameco utilizes a common risk matrix, formalized in our Risk Management Program, throughout the company to assess risks to our business. Using the risk matrix, Cameco can determine the likelihood and consequences of the identified risks by examining the effect that the risks may have on our four corporate measures of success. Once assessed, risks are then prioritized based on their likelihood, anticipated severity, anticipated time horizon of the risk and the level of strategic impact.

On an annual basis, Cameco completes an organization-wide risk review, which includes an evaluation of the effectiveness of mitigating controls and action plans, and the identification of new or emerging risks. Any risk that has the potential to significantly affect our ability to achieve our corporate objectives or strategic plan is considered an enterprise risk and is brought to the attention of the executive team and the board of directors.

To help ensure that our Risk Management Program is effective, Cameco’s risk management team will regularly assess the risk management practices that are in place to help ensure the components of the program are present and functioning together in an integrated manner. Cameco monitors and adopts our program to address external and internal changes and takes actions to improve the output of risk management by improving the suitability, adequacy, and effectiveness of the Risk Management Program. More information on our Risk Management Program is include in our Management Proxy Circular, which is available on our website.

Remediation

Cameco maintains risk mitigation strategies throughout its Risk Management Program. In the event there is a risk identified regarding the potential use of forced labour or child labour within our operations or supply chain, we expect that those mitigation strategies would be utilized to appropriately respond. Cameco has not identified any instances of the use of forced labour or child labour within our operations or supply chain. Therefore, there are no remediation measures in place, nor have we remediated the loss of income to the most vulnerable families that results from measures taken to eliminate the use of forced labour or child labour in our activities or supply chains.

Measuring Effectiveness

By integrating risk management assessments into our operations, we can measure the effectiveness of our current practices. Cameco assesses the risk around respectful workplace and protected grounds in the Canadian Human Rights Act annually as part of our Risk Management Program and the results of this assessment are a useful indicator for measuring effectiveness. We also recognize that ensuring our assessments are generating accurate and reliable results requires continuous improvement and ongoing reviews of our current Risk Management Program.

Reporting

Cameco maintains several paths for reporting incidents or concerns that have ethical or human rights implications. We encourage our employees to speak to their manager, or to the human resources, legal, or internal audit groups regarding any ethics concerns they have. An anonymous ethics hotline, managed by a third-party service provider, is available to all employees, contractors, and suppliers across our operations. Information about the ethics hotline is broadly communicated to employees and is included in our Supplier Code of Conduct and Ethics to let suppliers know they can communicate concerns to us in this way. To date, Cameco has not received any reports relating to forced labour, child labour, or other human rights abuses being used in our operations or supply chain.

Approval and Attestation

This report was approved by the board of directors of Cameco Corporation on March 15, 2024, and by the board of directors of Cameco Fuel Manufacturing Inc. on March 26, 2024, in accordance with section 11(4)(b)(i) of the Act.

In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the report for the entity or entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

I am providing this attestation in my capacity as a director and officer of Cameco Corporation and not in my personal capacity. I have the authority to bind Cameco Corporation.

CAMECO CORPORATION

/s/ Tim S. Gitzel
Tim S. Gitzel
President and Chief Executive Officer

April 5, 2024

I am providing this attestation in my capacity as a director and officer of Cameco Fuel Manufacturing Inc. and not in my personal capacity. I have the authority to bind Cameco Fuel Manufacturing Inc.

CAMECO FUEL MANUFACTURING INC.

/s/ Brian Reilly
Brian Reilly
Director and President

April 5, 2024

Forward-Looking Information

This document contains statements and information about our expectations for the future. These statements may constitute forward-looking information under applicable securities laws. Key things to understand about the forward-looking information in this report:

•	It typically includes words and phrases about the future.

•	It represents our current views and can change significantly.

•	It is based on a number of material assumptions which may prove to be incorrect.

•

Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We recommend you also review our most recent annual and interim management’s discussion and analysis and annual information form, which include discussions of other material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand our views of Cameco’s near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by Canadian or US securities laws.

Specific forward-looking information included in this document includes, but is not limited to, statements regarding: the completion and outcome of our ongoing assessment of the risk of forced and child labour beyond our direct suppliers and of our policies and procedures, including our Supplier Code of Conduct and Ethics, our commitment to matters such as safe work environments, our maintenance of certain procurement policies and procedures and adherence to applicable employment and labour laws, the conduct, effectiveness and outcome of our annual risk reviews and the maintenance and effectiveness of our risk mitigation strategies, including our Risk Management System. These forward-looking statements are based on a variety of risks, factors and assumptions including, but not limited to those listed in our 2023 Management’s Discussion and Analysis and our Annual Information Form for the year ended December 31, 2023 under the headings “Material risks”, “Risks that can affect our business” and “Material assumptions”, as applicable, which are incorporated into this document by reference. Copies of our most recent annual and interim management’s discussion & analysis and annual information form and our other publicly filed documents can be accessed under Cameco Corporation’s profile on SEDAR+ at www.sedarplus.com.